FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Sanders Don A. (Last) (First) (Middle) 3100 JP Morgan Chase Tower, 600 Travis (Street) Houston TX 77002 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Sanders Morris Harris Group Inc. SMHG 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 02/18/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

  X  10% Owner

  X  Officer (give title below)

       Other (specify below)

Vice Chairman

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

       Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/18/03	-	J(1)	V	250,000	D	-	1,982,582	D
Common Stock	02/18/03	-	J(1)	V	250,000	A	-	250,000	I	by Sanders II Investments, Ltd.
Common Stock	02/18/03	-	J(2)		(2)	D	$8.03/share	250,000	I	by Sanders II Investments, Ltd.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Transfer of shares to Sanders II Investments, Ltd., a limited partnership of which the reporting person is the sole owner of, and controls, the general partner and was then the sole limited partner.

(2) Represents a sale of all of the limited partnership interests in Sanders II Investments, Ltd. to trusts for the benefit of the reporting person's children.  Following the sale, the reporting person retained only a 1% general partner interest in Sanders II Investments, Ltd.  The reporting person disclaims beneficial ownership of the issuer's common stock held by Sanders II Investments, Ltd. except to the extent of his pecuniary interest therein.  In determining the value of the assets of the partnership for purposes of the sale of the partnership interests, the common stock of the issuer was valued at $8.03/share, its closing price on the date of the transaction.

/s/ Don A. Sanders ** Signature of Reporting Person	02/19/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002